Exhibit 99.2
CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 28, 2024 at 15:00 CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the annual report over the financial year 2023 (discussion item)

3.Adoption of the annual accounts over the financial year 2023 (voting item)

4.Explanation of the dividend and reservation policy (discussion item)

5.Appointment of the external auditor for the financial year 2024 (voting item)

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2023 (voting item)

7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2023 (voting item)

8.Re-appointment of Joana Breidenbach as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

9.Re-appointment of Robert J. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

10.Re-appointment of Eric M. Hart as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

11.Appointment of Hari Nair as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

12.Appointment of Robin Harries as managing director for a period expiring at the end of the annual general meeting to be held in the year 2028 (voting item)

13.Approval of supervisory board compensation (voting item)

14.Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

15.Authorization of the management board to acquire shares in the Company's capital (voting item)

16.Closing

No business shall be voted on at the AGM, except such items as included as voting items in the above- mentioned agenda.

The registration date for the AGM is May 31, 2024 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 21, 2024. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.Discussion of the annual report over the financial year 2023 (discussion item)

The Company's annual report over the financial year 2023 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.Adoption of the annual accounts over the financial year 2023 (voting item)

The Company's annual accounts over the financial year 2023 have been made available on the Company's website (http://ir.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.Appointment of the external auditor for the financial year 2024 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2024. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2023 (voting item)

It is proposed that the Company's existing and former managing directors be released from liability for the exercise of their duties during the financial year 2023. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2023.
7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2023 (voting item)

It is proposed that the Company's existing and former supervisory directors be released from liability for the exercise of their duties during the financial year 2023. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2023.

8.Re-appointment of Joana Breidenbach as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Joana Breidenbach as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

Joana Breidenbach (59) is an internet entrepreneur, author and anthropologist. She is a member of the supervisory board of gut.org gAG, co-founder of the donation platform betterplace.org and founder of the think tank betterplace lab. Ms. Breidenbach holds a PhD degree from the Ludwig Maximilians University in Munich.

Ms. Breidenbach holds 83,625 Class A shares in the Company's share capital.

Ms. Breidenbach has been nominated for her experience, background and skills, and in order to improve continuity on the Company's supervisory board.

9.Re-appointment of Robert J. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Robert J. Dzielak as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

Robert J. Dzielak (53) has served as Expedia Group's Chief Legal Officer and Secretary since March 2018, previously serving as its Executive Vice President, General Counsel and Secretary since April 2012. Mr. Dzielak had previously served as Senior Vice President and acting General Counsel since October 2011. Since joining the Expedia Group as Assistant General Counsel in April 2006 and through his service as Vice President and Associate General Counsel between February 2007 and October 2011, Mr. Dzielak held primary responsibility for the worldwide litigation portfolio of Expedia Group and its brands. Prior to joining Expedia Group, Mr. Dzielak was a partner at the law firm of Preston, Gates and Ellis, LLP (now K&L Gates LLP), where his practice focused on commercial and intellectual property litigation. Mr. Dzielak received his J.D. from The John Marshall Law School.

Mr. Dzielak does not hold any shares in the Company's share capital.

Mr. Dzielak has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

10.Re-appointment of Eric M. Hart as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Eric M. Hart as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

Eric M. Hart (48) currently serves as chairman of the supervisory board of trivago. Since October 2023 he served as Chief Financial Officer of Plaid. Mr. Hart previously served as the Chief Financial Officer of Expedia Group from April 2020 until October 2022, overseeing Expedia Group's accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax, and real estate teams. Mr. Hart served as acting Chief Financial Officer of Expedia Group after the departure of the former Chief Financial Officer in December of 2019. Mr. Hart also served as Expedia Group's Chief Strategy Officer with responsibility for Expedia Group's strategy and business development, as well as global M&A and investments. Prior to assuming the Chief Strategy Officer position, Mr. Hart served as the General Manager of Expedia Group's CarRentals.com brand for nearly three years. Prior to that, he oversaw corporate strategy for the Expedia Group, leading some of Expedia Group's largest acquisitions. Before joining Expedia Group, Mr. Hart spent time as a Vice President at Lake Capital, as a Project Leader at Boston Consulting Group, and as a Consultant at Accenture. Mr. Hart holds a bachelor's degree from Georgia State University and a Master's in Business Administration from University of Chicago Booth School of Business.

Mr. Hart does not hold any shares in the Company's share capital.

Mr. Hart has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

11.Appointment of Hari Nair as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027 (voting item)

The Company's supervisory board has made a binding nomination to appoint Hari Nair as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2027.

Hari Nair (54) has served as Expedia Group’s Senior Vice President, Hotel Market Partnerships since January 2021, overseeing hotel supplier relations and lodging strategy. Mr. Nair served as Senior Vice President, Expedia Group Media Solutions between January 2017 and December 2020, overseeing Expedia Group’s travel advertising platform, and Vice President and General Manager of Orbitz.com and CheapTickets.com beginning in August 2015, overseeing retail operations and profitability, brand strategy, marketing efficiency, and customer lifecycle management. Since joining Expedia Group in 2002, Mr. Nair has served in a variety of other leadership roles, including overseeing Expedia Group’s lodging strategy in North America and EMEA. Prior to joining Expedia, Mr. Nair worked in corporate training and food and beverage operations at Oberoi Hotels, a leading luxury hotel chain that owns and manages luxury hotels and cruisers. Mr. Nair holds a master’s degree in Hotel Management from Cornell University.

Hari Nair does not hold any shares in the Company's share capital.

Hari Nair has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

12.Appointment of R. Harries as managing director for a period expiring at the end of the annual general meeting to be held in the year 2028 (voting item)

The Company's supervisory board has made a binding nomination to appoint Robin Harries as managing director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2028.

13.Approval of supervisory board compensation (voting item)

On May 22, 2024, the Company's compensation committee approved new compensations for the independent supervisory directors. On the same date, the Supervisory Board approved, subject to the approval of the Company's general meeting of shareholders, the mentioned compensations, as summarized below.

Pursuant to article 25 of the Company's articles of association, the Company's general meeting may grant a compensation to the supervisory directors. It is proposed that the compensation of the independent supervisory directors (as shall be appointed from time to time) shall be as follows:

Annual cash compensation:	USD 45,000 gross
Equity:	USD 200,000
Committee member extra annual compensation (to be settled in cash or equity, as determined by the compensation committee):	USD 15,000 gross, on a pro rata basis with effect from July 1, 2024
Committee chairman extra annual compensation (to be settled in cash or equity, as determined by the compensation committee):	USD 10,000 gross, on a pro rata basis with effect from July 1, 2024

14.Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan (voting item)

The maximum number of class A shares in the Company's capital ("Class A Shares") that may be delivered pursuant to the 2016 Amended and Restated Omnibus Incentive Plan (the "2016 Plan") is 59,635,698. The Company has almost reached such maximum, and therefore it is proposed that the AGM adopts a resolution to amend the 2016 Plan by increasing the number of Class A Shares that may be delivered pursuant to the 2016 Plan with 20,526,250 Class A Shares, i.e. up to 80,161,948 Class A Shares. Under the 2016 Plan, shares subject to an award may be authorized and unissued Class A Shares, Class A Shares held in treasury, or ADSs issued for Class A Shares. At the annual general meeting of the Company held on June 30, 2021, the Company's management board, subject to the approval of the supervisory board, has been authorized, for a period of 5 years following the date of the AGM, to resolve for the Company to (i) issue and/or grant rights to subscribe for Class A Shares and (ii) limit or exclude pre-emption rights in relation to an issuance of, or granting of rights to subscribe for, such shares. The Company's management board shall (continue to) use such authorization if Class A Shares will be issued and/or rights to subscribe for Class A Shares will be granted, under the 2016 Plan.

15.Authorization of the management board to acquire shares in the Company's capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depositary receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 120% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).